Exhibit 99.1

HUYA Inc. Reports First Quarter 2020 Unaudited Financial Results

GUANGZHOU, China, May 20, 2020 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•	Total net revenues for the first quarter of 2020 increased by 47.8% to RMB2,411.9 million (US$340.6 million), from RMB1,631.5 million for the same period of 2019.

•	Net income attributable to HUYA Inc. was RMB171.2 million (US$24.2 million) for the first quarter of 2020, representing an increase of 169.8% from RMB63.5 million for the same period of 2019.

•

Non-GAAP net income attributable to HUYA Inc.[1] was RMB263.4 million (US$37.2 million) for the first quarter of 2020, representing an increase of 100.7% from RMB131.3 million for the same period of 2019.

•	Average mobile MAUs[2] of Huya Live in the first quarter of 2020 reached 74.7 million, representing an increase of 38.6% from 53.9 million in the first quarter of 2019.

•	Average MAUs[3] of Huya Live in the first quarter of 2020 reached 151.3 million, representing an increase of 22.2% from 123.8 million in the first quarter of 2019.

•	Total number of paying users[4] of Huya Live in the first quarter of 2020 reached 6.1 million, representing an increase of 13.0% from 5.4 million in the first quarter of 2019.

“Despite the impact of the COVID-19 pandemic, we were still able to achieve fast user growth,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Our mobile MAUs increased 38.6% year-over-year in the first quarter, reaching 74.7 million. This is a record high that further demonstrates the vitality and engaging nature of our ecosystem. I am exceptionally proud of our team, and their ability to work through this stressful period to help people stay connected and provide them with rich online entertainment content.”

Mr. Dong added, “Since Tencent became our largest shareholder in April 2020, we have been strengthening our collaboration, especially in terms of our live streaming content and capabilities. To better serve our users and broadcasters, we are working closely with Tencent across areas such as games, e-sports and AI technology, as well as developing new features, products and services. With Tencent’s strong support and massive user community, we believe we are well positioned to strengthen our leadership in game live streaming and capture more opportunities across the gaming value chain. We see this cooperation as the start of a new journey for Huya, and we look forward to being an active participant in a dynamic and growing market.”

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. before share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on our mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on our mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]

Refers to average monthly active users on our platform. Average MAUs for any period is calculated by dividing (i) the sum of active users on our platform for each month during such relevant period, by (ii) the number of months during such relevant period.

[4]	Refers to the sum of user accounts that made payments for various products and services on our platform at least once during such relevant period.

Ms. Catherine Liu, Chief Financial Officer of Huya, commented, “Our first quarter financial performance underscored the solid execution capabilities and strong operating efficiency of Huya. Our revenues increased 47.8% year-over-year to RMB2,411.9 million, and continued to exceed the top-end of our revenue guidance. Our margins continued to improve both year-over-year and quarter-over-quarter, as we successfully elevated our ability to leverage economies of scale, while prudently controlling expenses. On a GAAP basis, our gross margin and operating margin increased to 19.7% and 5.5%, respectively. Our non-GAAP gross margin and operating margin also grew to 20.3% and 9.4%, respectively. As we forge ahead in the near-term challenging environment, we will continue to invest in and improve our content, technology and user experience to bolster our position as the leading player in China’s game live streaming industry.”

First Quarter 2020 Financial Results

Total net revenues for the first quarter of 2020 increased by 47.8% to RMB2,411.9 million (US$340.6 million), from RMB1,631.5 million for the same period of 2019.

Live streaming revenues increased by 46.5% to RMB2,274.5 million (US$321.2 million) for the first quarter of 2020, from RMB1,552.5 million for the same period of 2019, primarily due to the increase in average spending per paying user and the number of paying users on Huya Live. The increase in average spending per paying user was primarily driven by the enhancement of content attractiveness and the improvement in user experience. The increase in the number of paying users was primarily driven by the Company’s user growth.

Advertising and other revenues increased by 74.0% to RMB137.5 million (US$19.4 million) for the first quarter of 2020, from RMB79.0 million for the same period of 2019, primarily driven by the rising demand from an increasing number of advertisers, the advertising distribution platform launched by the Company in the third quarter of 2019 and strengthened recognition of Huya’s brand name in China’s online advertising market.

Cost of revenues increased by 42.6% to RMB1,937.1 million (US$273.6 million) for the first quarter of 2020 from RMB1,358.1 million for the same period of 2019, primarily attributable to the increase in revenue sharing fees and content costs, bandwidth costs and personnel-related costs.

Revenue sharing fees and content costs increased by 37.7% to RMB1,532.6 million (US$216.4 million) for the first quarter of 2020 from RMB1,113.1 million for the same period of 2019, primarily due to the increase in virtual item revenue sharing fees in relation to higher live streaming revenues, and continued spending in content creators and e-sports content in both domestic and overseas markets. The year-over-year increase was partially offset by benefits from economies of scale.

Bandwidth costs increased by 42.1% to RMB240.1 million (US$33.9 million) for the first quarter of 2020 from RMB169.0 million for the same period of 2019, primarily due to an increase in bandwidth usage as a result of the Company’s larger user base and enhanced live streaming video quality, partially offset by improved efficiency in bandwidth utilization through continued technology enhancement efforts.

Gross profit increased by 73.7% to RMB474.8 million (US$67.1 million) for the first quarter of 2020 from RMB273.4 million for the same period of 2019. Gross margin increased to 19.7% for the first quarter of 2020 from 16.8% for the same period of 2019.

Research and development expenses increased by 73.3% to RMB156.1 million (US$22.0million) for the first quarter of 2020 from RMB90.0 million for the same period of 2019, mainly attributable to increased personnel-related expenses.

Sales and marketing expenses increased by 36.3% to RMB106.5 million (US$15.0 million) for the first quarter of 2020 from RMB78.2 million for the same period of 2019. The increase was primarily attributable to the increased marketing expenses associated with the promotions for the Company’s products and brand name in both domestic and overseas markets, as well as increased personnel-related expenses.

General and administrative expenses increased by 5.1% to RMB90.2 million (US$12.7 million) for the first quarter of 2020 from RMB85.8 million for the same period of 2019, mainly due to the increased personnel-related expenses.

Operating income increased by 372.5% to RMB133.3 million (US$18.8 million) for the first quarter of 2020 from RMB28.2 million for the same period of 2019. Operating margin increased to 5.5% for the first quarter of 2020 from 1.7% for the same period of 2019.

Non-GAAP operating income, which excludes share-based compensation expenses, increased by 136.5% to RMB227.2 million (US$32.1 million) for the first quarter of 2020 from RMB96.0 million for the same period of 2019. Non-GAAP operating margin increased to 9.4% for the first quarter of 2020 from 5.9% for the same period of 2019.

Income tax expenses increased by 98.0% to RMB37.6 million (US$5.3 million) for the first quarter of 2020 from RMB19.0 million for the same period of 2019.

Net income attributable to HUYA Inc. for the first quarter of 2020 increased by 169.8% to RMB171.2 million (US$24.2 million), from RMB63.5 million for the same period of 2019.

Non-GAAP net income attributable to HUYA Inc. for the first quarter of 2020, which excludes share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments, increased by 100.7% to RMB263.4 million (US$37.2 million), from RMB131.3 million for the same period of 2019.

Diluted net income per American depositary share (“ADS”) was RMB0.73 (US$0.10) for the first quarter of 2020, compared with RMB0.29 for the same period of 2019. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB1.12 (US$0.16) for the first quarter of 2020, compared with RMB0.59 for the same period of 2019.

Balance Sheets and Cash Flow

As of March 31, 2020, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,316.7 million (US$1,457.0 million), compared with RMB6,329.1 million as of March 31, 2019.

Net cash provided by operating activities decreased to RMB135.1 million (US$19.1 million) for the first quarter of 2020, from RMB501.7 million for the same period of 2019. The decrease was primarily attributable to the increase of annual cash bonuses paid to our employees, the increase of fees paid to broadcasters and the increase of licensing fees paid for broadcasting e-sports tournaments.

Business Outlook

For the second quarter of 2020, Huya currently expects total net revenues to be in the range of RMB2,600 million to RMB2,630 million, representing a year-over-year growth of between 29.3% and 30.8%. This forecast considers the potential impact of the COVID-19 pandemic, including the temporary suspension of public entertainment activities during China’s national day of mourning on April 4, 2020, and reflects our current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of the COVID-19 on the economy in China and elsewhere in the world.

Conference Call

The Company’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on May 20, 2020 (8:00 a.m. Beijing/Hong Kong time on May 21, 2020).

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, the unique access PIN number, the Passcode and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10006750-invite.html

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the PIN number and the Passcode as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 28, 2020, by dialing the following telephone numbers:

United States:	+1-855-833-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Replay Access Code:	10006750

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments, and income tax effects on non-GAAP adjustments. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation expenses, (ii) gain on fair value change of investments and income tax effects on non-GAAP adjustments. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments and income tax effects on non-GAAP adjustments, which may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the rate in effect as of March 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	1,113,193	658,888	93,053
Restricted cash	1,392	1,392	197
Short-term deposits	6,743,445	7,220,004	1,019,659
Short-term investments	2,219,531	2,437,789	344,282
Accounts receivable, net	61,708	62,702	8,855
Amounts due from related parties	51,936	48,794	6,891
Prepayments and other current assets	400,615	398,783	56,319

Total current assets	10,591,820	10,828,352	1,529,256

Non-current assets
Deferred tax assets	45,816	89,676	12,665
Investments	379,424	402,790	56,885
Property and equipment, net	96,686	86,262	12,183
Intangible assets, net	45,085	44,142	6,234
Right-of-use assets, net	102,824	97,932	13,831
Prepayments and other non-current assets	104,895	86,197	12,173

Total non-current assets	774,730	806,999	113,971

Total assets	11,366,550	11,635,351	1,643,227

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	3,725	2,770	391
Advances from customers and deferred revenue	845,966	727,554	102,750
Income taxes payable	26,051	82,270	11,619
Accrued liabilities and other current liabilities	1,460,025	1,365,603	192,864
Amounts due to related parties	79,032	123,892	17,497
Lease liabilities due within one year	31,878	33,806	4,774

Total current liabilities	2,446,677	2,335,895	329,895

Non-current liabilities
Lease liabilities	70,110	66,154	9,343
Deferred tax liabilities	—	540	76
Deferred revenue	164,913	177,363	25,048

Total non-current liabilities	235,023	244,057	34,467

Total liabilities	2,681,700	2,579,952	364,362

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2019 and March 31, 2020, respectively; 67,101,314 and 67,135,314 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	44	44	6
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2019 and March 31, 2020, respectively; 152,357,321 and 152,357,321 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	100	100	14
Additional paid-in capital	10,081,946	10,175,375	1,437,037
Statutory reserves	64,679	64,679	9,134
Accumulated deficit*	(1,986,054)	(1,817,895)	(256,736)
Accumulated other comprehensive income	524,135	633,096	89,410

Total shareholders’ equity	8,684,850	9,055,399	1,278,865

Total liabilities and shareholders’ equity	11,366,550	11,635,351	1,643,227

*

On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment accumulated deficit, amounting to RMB3.1 million, was recognized as of January 1, 2020.

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Net revenues
Live streaming	1,552,482	2,346,141	2,274,490	321,219
Advertising and others	78,996	121,329	137,458	19,413

Total net revenues	1,631,478	2,467,470	2,411,948	340,632

Cost of revenues(1)	(1,358,105)	(2,000,909)	(1,937,145)	(273,577)

Gross profit	273,373	466,561	474,803	67,055

Operating expenses(1)
Research and development expenses	(90,044)	(178,290)	(156,058)	(22,040)
Sales and marketing expenses	(78,164)	(118,324)	(106,536)	(15,046)
General and administrative expenses	(85,811)	(96,367)	(90,206)	(12,740)
Total operating expenses	(254,019)	(392,981)	(352,800)	(49,826)

Other income	8,864	28,046	11,327	1,600

Operating income	28,218	101,626	133,330	18,829

Interest and short-term investments income	54,585	88,346	85,740	12,109
Gain on fair value change of investments	—	—	2,160	305
Other non-operating expenses	—	—	(10,010)	(1,414)
Foreign currency exchange (losses) gains, net	(374)	99	(1,425)	(201)

Income before income tax expenses	82,429	190,071	209,795	29,628

Income tax expenses	(18,968)	(27,599)	(37,556)	(5,304)

Income before share of loss in equity method investments, net of income taxes	63,461	162,472	172,239	24,324

Share of loss in equity method investments, net of income taxes	(1)	(2,802)	(1,013)	(143)

Net income attributable to HUYA Inc.	63,460	159,670	171,226	24,181

Net income attributable to ordinary shareholders	63,460	159,670	171,226	24,181

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Net income per ADS*
Basic	0.31	0.73	0.78	0.11
Diluted	0.29	0.68	0.73	0.10
Net income per ordinary share
Basic	0.31	0.73	0.78	0.11
Diluted	0.29	0.68	0.73	0.10
Weighted average number of ADS used in calculating net income per ADS
—Basic	203,923,069	219,382,541	219,934,053	219,934,053
—Diluted	221,440,050	236,144,302	236,044,992	236,044,992

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Cost of revenues	4,020	14,806	14,880	2,101
Research and development expenses	11,824	36,369	36,323	5,130
Sales and marketing expenses	904	2,640	2,578	364
General and administrative expenses	51,078	28,370	40,050	5,656

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended
	March 31, 2019	December 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	RMB	US$
Gross profit	273,373	466,561	474,803	67,055
Share-based compensation expenses allocated in cost of revenues	4,020	14,806	14,880	2,101
Non-GAAP gross profit	277,393	481,367	489,683	69,156

Operating income	28,218	101,626	133,330	18,829
Share-based compensation expenses	67,826	82,185	93,831	13,251
Non-GAAP operating income	96,044	183,811	227,161	32,080

Net income attributable to HUYA Inc.	63,460	159,670	171,226	24,181
Gain on fair value change of investments	—	—	(2,160)	(305)
Share-based compensation expenses	67,826	82,185	93,831	13,251
Income tax effects on non-GAAP adjustments	—	—	540	76
Non-GAAP net income attributable to HUYA Inc.	131,286	241,855	263,437	37,203

Net income attributable to ordinary shareholders	63,460	159,670	171,226	24,181
Gain on fair value change of investments	—	—	(2,160)	(305)
Share-based compensation expenses	67,826	82,185	93,831	13,251
Income tax effects on non-GAAP adjustments	—	—	540	76
Non-GAAP net income attributable to ordinary shareholders	131,286	241,855	263,437	37,203

Non-GAAP net income per ordinary share
Basic	0.64	1.10	1.20	0.17
Diluted	0.59	1.02	1.12	0.16
Non-GAAP net income per ADS
Basic	0.64	1.10	1.20	0.17
Diluted	0.59	1.02	1.12	0.16
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	203,923,069	219,382,541	219,934,053	219,934,053
—Diluted	221,440,050	236,144,302	236,044,992	236,044,992